Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is the presentation for the Joint Analysts call by Regeneration Technologies, Inc. and Tutogen Medical Inc. held November 14, 2007.

EXPLANATORY NOTE

This transcript was mistakenly identified on our prior 425 filing, SEC Accession No. 0001193125-07-248507, on November 15, 2007 as the transcript of the Stephens Inc. Fall Investment Conference held on the same date.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

November 14, 2007

11:00 am CT

Coordinator:	Good morning and thank you for standing by. All participants will be in a listen-only mode for the duration of today’s conference. This conference is being recorded. If you have any objections, you may disconnect at this time.

I would like to introduce your conference host, Mr. (Louie Cintrone). Sir, you may begin.

Man:	Excuse me?

Brian Hutchison:	(Unintelligible) describe what we think is a very, very exciting change in the business. So today I am - myself - Guy Mayer is here as well. I’m Brian Hutchison. For those of you that don’t me, I’m the Chairman of RTI.

Guy Mayer is here, CEO and President from Tutogen. Tom Rose, our CFO from RTI is here as well. And then I’m going to go - we’re going to go through a presentation - myself and Guy and actually Tom as well.

Now there’s only about 10 or 15 slides here. We’ll go through those and then we’re going to open up to Q&A. When we do, two people from our IR staff at RTI are here. Many of you talk to them anyway - Wendy Wacker and Courtney Holmes, are here and they’ll walk around with a microphone.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

This is being web cast, so we want you to use the microphones so that the people out - that are not here can hear it.

So there are two forward-looking statements. There’s our normal one and then our - what I wanted to say during this period of time before we close this merger, there has to be a much longer one, which I’m not intending to read but it essentially says there’ll be a whole lot more materials coming your way by proxy and of course, you understand all the filing rules.

Anything we do publicly will be filed the day it happens. So you’ll see lots of materials come up. So there’s the really long one. Feel free to read that if you like and I’ll step out of the way of that thing.

Okay. As many of you or all of you saw yesterday, we made an announcement that Regeneration Technologies and Tutogen Medical are going to merge and we made that agreement after careful consideration and lots of work involving lots of inside and outside folks.

But we really believe this is an extremely compelling story and I think you’ll see that in what we say today, but I think you’ll see it more as this comes together in the results of the combined company. It’s very, very exciting.

So the terms of the deal, this is a tax free stock for stock exchange. Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock that they own.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

We expect the timing of this to be completed in Q1 of 2008, give you a frame of reference. The lawyers tell me as early as March 1, as late as April 15 - sort of out of our hands. We’re really going through the process to try and get regulatory approvals, both US and in Europe, and then go through the normal SEC and Box D type things.

Pro forma ownership at the end of this is RTI shareholders will own 55% of the combined company - Tutogen shareholders 45%. And 56 million shares outstanding. I think I hear that - I hear frequently that both stocks were relatively thinly traded, so this should be good news.

So really the combined company will be the leading provider of sterile biologic solutions for patients around the world, reaching a very broad range of markets through a diversified mix of implants and distribution channels.

Really a great opportunity here for synergies, which myself and Guy spent a lot of time talking about. We will be headquartered in Alachua, which is near Gainesville and I would take this point in time to tell many of you both of us are there.

We welcome visitors. If you want to come down, you can orchestrate it through Wendy and Courtney. We would be very happy to host you and as the weather turns ugly up North, it feels really nice in Florida. So we welcome you.

Approximately 750 employees to begin with. Leadership, as was stated in the Press Release, I’ll continue as Chairman and CEO. Guy will be President of the combined company. Primarily his focus is going to be on the sales marketing side and internationally - well I would say globally.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

He’s going to be leading where we go and driving our channel. Tom Rose will continue as CFO and Bob Johnston, many of you know is the CFO of Tutogen. He will continue in a VP level of finance section of the business.

The Board of Directors will be a total of 12. All seven RTI Directors will remain. I think Tutogen has a total of eight Directors today. Five of those will come into the new company, including Guy so the Board will have myself and Guy. So it’ll be us plus ten other members.

The strengths really combined Tutogen’s strengths in the tissue membrane market. We call it that and you may hear it dermis (mere), skin base. It’s more than that so we call it tissue membrane.

And expertise in xenografts, which they’ve got a long history with. And then it combines with RTI’s strengths and leadership in orthopedics and sports. Really, one of the real key strengths not to miss is the company will own both BioCleanse and TutoPlast, which are the only two validated sterilization systems for tissue.

Benefits of the merger continued its diversification of markets for both of us. If you know both companies, you know the markets we play in. If you add them together, there’s a lot more balance in the company and it’s a lot stronger company.

It will allow us to accelerate growth in the xenograft product, which are going into several marketplaces. And it really combines two extremely strong tissue recovery networks.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

RTI has been very strong in the United States. Tutogen has been building in the United States. They are very strong outside the United States. They are the strongest in the world outside of the US.

And it brings together two very good management teams. The two years Guy has done a fantastic job building a management team which he can tell you a lot more about.

With this, I’ll turn it over to Guy and he can talk about a little bit of where we’re at.

Guy Mayer:	Thank you, Brian. I have to start by saying I’m excited about this opportunity of seeing a merger of two companies come together. It’s coming together, I believe, at the right time.

A lot of changes have taken place at both companies, you know, over the last three or four years to position, you know, the companies for what I think will be a very successful merger.

It is amazing when you look at these two companies how much synergy there is and little overlap in terms of market. But, you know, it’s also amazing that, you know, the two companies’ strategy to the market is very similar.

So it’s not bringing two organizations and needing to undo what one has done. It’s really building, you know, on the success of both. So when you look at the implant segment that we’re in, you know, you can see RTI’s strength is fine, and sports medicine, with little business going through the international business.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

And they also have, you know, demineralized bone matrix products that we don’t have at Tutogen. Tutogen has really focused on the dental side, very little in spine through Zimmer.

We - it’s less than 10% of our business and then we’re in urology, ophthalmology, very importantly in hernia repair which is a large market opportunity for us, and in breast reconstruction.

And we have a very large international component. And no secret, you know, Tutogen started as an international based business, but we have 130 some people outside the US—brand new manufacturing facility in Germany.

More importantly, we have ten years of building licenses and regulatory approvals outside the US. We have the channels in place so that we can now start looking at the product portfolio, you know, that RTI has and putting that through existing channels.

So the international opportunity, I think, is very real. So the combined company is, you know, as Brian was showing much more balanced in terms of now 32% in spine, 16% in sports med, dental, you know, at 17%.

And then we’ll start seeing the surgical specialty businesses being broken out when we start looking at growth rates, you know, that we’re currently seeing in hernia repair and breast reconstruction. That, I think, will be very good for the company.

So again when you look at the market segments, you know, it is astonishing, you know, how little, you know, duplication there is. You know, one could say, you know, we compete in spine and one could say that with the sales that we have in spine, we don’t compete in spine.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

But I think it’s a real opportunity for the companies to leverage. Brian talked about tissue sourcing. When you think of tissue sourcing, you source different tissues for these different opportunities.

So when you look at the tissue sourcing organizations that we both have, our focus has been on our own businesses. Now we can turn those tissue sourcing organizations and sourcing, you know, for the entire business.

So I, you know, I want to emphasize this as a, you know, this is a significant opportunity for the combined business to really take advantage of the infrastructure and investments that have been made in tissue sourcing organizations, you know, to support a broader, faster growing business.

Key distributors - again, we’ve had a lot of concentration in our past history, you know, with RTI having soft (mordanic) at 60% of the total sales. Important changes have happened in the last six months in clearing the way, you know, for growth of the spine and other businesses.

You know, a strong business as well in sports medicine with the direct franchise. Outside of the direct franchise of sports medicine, our marketing, you know, philosophy has been the same. So there’s no—you know, there’s no overlap in philosophy.

And on the Tutogen side, 58% going through Zimmer with dental and spine, with a 28% international piece. If you look at the combined company, again, you know, much broader, less concentration, soft (mordanic) being (37%) of the new business, Zimmer at 22%.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

The international component becomes 14%. And then this other is a big number, this 27% and I know we’ve been asked a lot of questions from, you know, investors and analysts that eventually we’ll start breaking that down, this 27% and make more sense out of it so that people can see what is going on especially in the hernia repair segment, in the sports medicine segment, and the breast reconstruction side.

So a combined - and I was just talking to Tom. Tom gave me permission to talk about financial highlights before I go to the next slide. But strong Balance Sheet - $30 million plus in cash, very little debt accretive to GAAP earnings.

We’ve identified $5 million to $6 million in cost savings, so we think these cost savings, you know, are frankly readily, you know, available. We have a lot of duplicative costs in being two public companies.

And we have, you know, the wonderful opportunity of being in the same parking lot. So bringing the companies together is, you know, is not a physical challenge in any way.

So the other thing we haven’t talked about, we’re not going to quantify it at this point in time, but there is significant revenue enhancement opportunities especially when you go back to the comment I made earlier that you take both recovery agencies and have them focus on the entire business rather than just our own segment.

Xenograft growth is important. We sell - Tutogen sells $6 million in xenograft outside the US. We have good experience in xenograft. RTI has been building xenograft business in the US - facility (closed heard).

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Now we can now take our combined, you know, experience and, you know, really drive our xenograft strategy both in the US and outside the US throughout our portfolio.

We have - we both have five 10-Ks that are filed in different areas - in spine, in hernia repair, in dental. These are products that are going to hit in 2008 and we’ll have more information on that as we move forward.

So again, you know, expanding internationally we have - you know, we have the facility in place. We have the people in place. We have the infrastructure from a distribution channel in place with over 40 distributors.

I think a great opportunity for us as well as with our tissue sourcing, which is well-established outside the US.

So the investment highlights - I think we’re bringing together two very experienced management teams. I can tell you that there is not a single person in either management team that is not excited and involved in this transition.

So I think we will have, you know, frankly a very, very strong management team going forward.

Large growing markets, superior products, proprietary validated sterilization processes that we will use, you know, for our products based on cost effectiveness and suitability of the process to the product.

Broad distribution opportunities, improved tissue sourcing which is always important and the strong Balance Sheet.

With that, let me turn it back over to Brian.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Brian Hutchison:	You can see Guy fits in already with us. You know, he kind of knows just to keep going so it works out really well. We’re putting up the company information. That’s posted on almost every public document we have so you can get a hold of both people, both companies to try to find out what’s going on.

And I will tell you, you can link to a lot of this information through our Web site as well. There’ll be a portal that’s opened up so you can get their from either company’s Web site.

That, I think, is it. So we’ll open up for questions. Yes, sir. Could you ask that through that microphone, please?

Man:	Can you give us example in terms of the distributors? For instance, the - in spine, you have the initiative with Zimmer there that you started, but obviously you’re much stronger in spine on the RTI side.

So how does that work out, that you - the Zimmer initiative is just lessened or dropped and do those things (unintelligible)…

Brian Hutchison:	I’ll start and then Guy can add on. They’re - we’re not dropping anything. Tom always talked to (Robbie Lane), who leads the spine effort of RTI about getting more partners and then Guy talked about the enhancements in bringing tissue together.

We’ll look at Zimmer spine as just another partner and we have the capabilities to make more implants for them, drive more to them. Both companies have a good relationship with Zimmer.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

We expect to exploit that and continue to build. Guy will lead all of those relationships. I’m sure he hasn’t figured out exactly how he’s going to do that yet because we’ve got people to put together from both companies.

But we’ll continue to build relationships. Do you want to add to that, Guy?

Guy Mayer:	Let me just add that, you know, if you look at RTI as well, they’ve just gone into a relationship with Zimmer on the bone (pace) side, which is a product that we just didn’t have.

So the relationship is already established there as well. We’ve talked about, you know, all of our product pipeline in spine that we are developing. Well some are products that we may not have to put resources in developing, but they will already exist in the new portfolio.

So we’ll be able to take really advantage, you know, of Zimmer as a distribution channel as well.

Man:	No exclusivity conflict that you see in - across the portfolio with distributors?

Brian Hutchison:	We don’t see any. As Guy said and I’ve probably indicated over time today, this wasn’t possible until we changed our Medtronic relationship. That was the only agreement that was in the way of anything.

We have the capabilities of servicing all of the relationships we have as a combined company. So I don’t see any issues at all.

Man:	What will you do with some of the, you know, overlapping products? So for instance, I know that (unintelligible) working on a number of (unintelligible) bone products that compete directly with what you have. Will you just essentially wipe them out or how are you going to deal with that?

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Guy Mayer:	The question is for new product development for any machine bone grafts, or for instance any patches that we’re working on, those will - those product ideas won’t be dropped.

They’ll be given to the proper team, whichever team it might be, and that team will have to integrate it into their portfolio plan. So if it’s sports medicine, that’s quite easy. They know their customers and they’ll select a product and move on.

If it is a spinal customer, we have to determine in there - we have a matrix of products, cervical grafts, lumbar grafts, those kinds of things - and then a matrix of customers where they can go.

So - and then it would - then you would go to, is it the customer’s design or is it Tutogen’s design? So there are a lot of decisions that will have to made, but I don’t intend to drop anything.

We are going to try to continue to grow and accelerate.

Man:	(Unintelligible).

Man:	You mentioned on the call yesterday in terms of plant capacity between the two companies and you mentioned that Tutogen was facing a, you know, busting at the seams, I think was the term that was used.

And your capacity is running at about - the RTI is about 50% or something like that. I was just a little confused because Guy, you did a big build out for capacity and I was just surprised to hear that that was kind of built at certain segments that are filled - or is there additional capacity at your plant that’s still there to be used?

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Guy Mayer:	In the US we built a new plant within the infrastructure that we have. So we built new clean rooms. And we have clean room capacity to process our products.

But as we’ve been growing, we’ve gone from 37 to 105 people in the span of about 18 months, so we’ve been busting at the seams trying to find lab space, office space.

And frankly, the question - you know, the discussion yesterday was, you know, with 50% capacity, you know, utilization, you know, within RTI right now, with an older plant that we’re in that all our leases expire in January of 2009 - there is just great opportunity and synergy, and utilization of capacity that exists within the combined organization.

Brian Hutchison:	I would add if you’ve not been down to see our two facilities, come on down and you’ll see. When RTI went public, they used the funds - this was right before I got there - they used the funds to build a campus of buildings that’s about 165,000 square feet of world class bio pharma type equipment.

It’s a beautiful plant and we just have never gone into it. So - and Guy’s actually in the same building where RTI started. Their leased multi-purpose buildings - I’m sure you can imagine what they look like.

And they’ve done a good job building out what they have, but in leased facilities you keep - you’re in that same sink all the time.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Tom Rose:	Brian?

Brian Hutchison:	Actually we’re - one of the funny things is we’re actually in that same building. He calls all the time - hey can you - are you guys done here? Tutogen needs more space. And you want to add something, Tom?

Tom Rose:	Yeah, let me just add to that. When RTI talks about 50% of our capacity in our plant in Florida, for those of you who don’t know RTI well, we’ve always estimated that our plant has the ability to produce product to be equivalent of 200 million plus in revenue.

And as currently we’re - the analysts have us pegged for about 93 million this year. So again, significant room to bring in the majority of Tutogen’s processing into our facility and still have room to grow in the next few years.

Man:	Brian, I just wanted to ask about - on the revenue side, you’ve talked about sourcing, you know, better realizing the sourcing opportunities in the (unintelligible) organizations’ separate procurement - issue procurement networks being an opportunity.

And that takes time to turn on and ultimately, the process to turn into revenue. And so I’m wondering if the work out there with your procurement organizations can only begin after the merger is completed, say in March or April?

Or do you expect that you can begin to do some of that work ahead of time?

Brian Hutchison:	Conference - I will tell you conference calls started yesterday. So…

Man:	With suppliers. So for instance to get more dermis out of your…

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Brian Hutchison:	You’re right. It’s a long process to change. So the calls began yesterday. I know Tom got a couple of calls back from people he knows in the industry. (Roger Rose), who runs the donor organization for RTI has been in contact with his entire organization.

As you know, we have hundreds of relationships in the US. He’s been in contact with all of them. Really at this stage, it’s just setting up the process that’ll take months.

You’re exactly right. It takes time, which is why Guy and Tom, and I have all said we can’t talk about what the upside revenue synergies are today. Just understand we believe them to be very large.

And what we’ve said earlier today is we believe that through all of what’s going on, we can actually enhance the growth rate of both companies’ product lines by coming together.

So at the end result, the revenue growth will be higher than either of standalone.

Man:	So you’re beginning to meet with people and talk about it? When it comes to decisions that require you to spend money, put capital out there like for instance fighting (dermatomes) over - that haven’t been harvesting before - again, is that the kind of activity that can happen before the merger is formally consummated or does that need to wait?

Brian Hutchison:	It - I mean, it’s hard to say. We’ll pace it and we’ll take each decision independently. If we get an opportunity to increase dermis coming in, we’ll do that.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

We’re not going to forcibly wait until the merger is complete if we can do it. Certainly a lot of factors that weigh into that every time you do it. And every time we do that, these folks need to be involved because they go out and train.

A lot of the dermis that they would like to see comes in freehand, which is a technique his people train on.

Man:	All right, I guess this is a question for Z - for Guy. How long is Zimmer contractually obligated across the different segments? Do you have any idea if they’re going to - if they’re staked longer?

Guy Mayer:	The agreements that we have with Zimmer were ten year agreements that were struck with (Sulsar Medico) before they acquired (Sulsar). All those agreements expire in 2010.

In terms of Zimmer’s stake and I’m assuming you’re talking about their stake in the company, I have no idea what their long term plans are. I did say yesterday that I’ve had discussions with executive management at Zimmer and that, you know, I’m led to believe that they will - that they are very supportive and will be supportive of the transaction.

Brian Hutchison:	And I would add to that for those of you that don’t know Guy, Guy - many of you know from me - my experience. I grew up in (Stryker Corporation) over a long period of time. I’ve been in this industry now six years.

Guy, for a long period of time, grew up in the Zimmer organization. So we have deep ties into both companies and we certainly try to use those to the best of our ability when we can.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

But I will tell you early feedback from my folks talking with Zimmer is they’re very excited. They see this as only upside and they’re very excited. So I don’t see it as a downside for them either.

Man:	Could you speak to the competitive landscape in terms of these combined companies? It seems that you’re going to have the broadest product portfolio and the broadest distribution partners versus your competitors.

You’re probably going to be next to life sell, I guess the second biggest as far as that goes. So what are the advantages and disadvantages to a very broad portfolio like this?

Brian Hutchison:	Okay. Number one I wish I had one of the slides the bankers gave us because it showed exactly that from a market cap basis and a revenue basis. You are exactly right. We will be the number two player behind life sell.

And based on 2007 revenue, we - I don’t know exactly where they’re pegged - 180, 190, something like that. I think our combined companies are pegged at 150 maybe, something like that.

We certainly expect to see rapid growth and I can’t predict what they’re going to do, although they’ve been on a hell of a terror so I wouldn’t assume it’s going to stop.

We’ll continue to be a strong number two, trying to build our position as we go. Personally I like the balance of the portfolio. I really do because you’re not dependent on one customer. You’re not dependent on one segment.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

We need to have resources to develop products for all the segments, but I’m quite happy with that. We can set them up as business units and they will perform and they’ll be measured. And they’ll be growth targets.

And it gives us a way to develop young talent. And I’m very excited about that. I think it’s going to be great. I’m not afraid of it at all.

Guy Mayer:	Yeah. I would just add that, you know, if you look at, you know, the broad base of competition that - or the fields that we’re going to be in, you know, we’re sourcing a lot of different tissues.

So we are not concentrated on one tissue, you know, going forward. I think that mitigates a lot of risk in the organization. The other thing is because we source a lot, you know, a broad range of tissue, that’ll be attractive to the tissue processors in dealing with one company, you know, that can really, you know, take, you know, a broad range of tissue from them, and help them in their mission of getting these tissues to medical devices.

So I think there’s a benefit, you know, on that side as well. Being broad and being large, to me, is also absorption. And it’s just going to be, you know, on the financial side something that should be very positive to the new call.

Man:	Speaking with that, as you combine these companies on the financial side, obviously the hopes are growth, but also margin expansion. Is there any guidance you can given on an inflection plan?

Like life sell after a certain point just got thrown off - credible profitability in cashes. What do you guys envision in that type of scenario going forward?

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Tom Rose:	Well from the RTI perspective, we’re going through a period as our revenues grow where we’re seeing the significant leverage of our fixed costs. So we’ve talked publicly that our incremental gross margins right now are in the 65, 70, 75% range.

And that’s going to continue. As we bring in and merge with Tutogen, I mean, their margins currently are in the 60% range and we believe that through the integration many of the synergies are going to help improve those margins - not quantifying that at this point in time.

But there’s no reason why the Tutogen revenues won’t benefit in the future from some of our fixed cost leverage as well.

Man:	Could you compare the xenograft strategies of the two companies and how it changes, if at all, under a combined company?

Brian Hutchison:	Sure. I’ll give it to you from my perspective and I’m sure Guy will - unless, Guy, do you want go first on that one? Yours is bigger than mine.

Guy Mayer:	Just, you know, our xenograft strategy has been an international strategy until now. So our experience has been international sales and mostly across, you know, mostly across soft tissue.

And, you know, our strategy in the US was that 2008 strategy just starting. And, you know, and I think that folks at RTI have actually, you know, started implementing a strategy in 2007.

And, you know, and stronger on the bone side of the strategy. So I think the strategies may be very complimentary as we execute them.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Brian Hutchison:	I would agree. It’s a real tremendous opportunity for us to lever ahead and go stronger forward. It really rounds out the strategy. It lets us really push further, create data.

We have some approvals of products that can be pushed right to - right through the distribution network they have. We have (CE mark) on 12 implants.

Little known secret we found out during due diligence, they’re implanting bone in the spine in Europe and have been - and have great data. So that’s good.

We have implants that we have approved in Europe. We can get there soon and get going. So lots of opportunity. We think that the xenograft opportunity is very, very compelling.

We do expect to run production, both in the US and in Europe. And we do expect - they already have TutoPlast in Europe which works great on certain tissues. We expect to bring BioCleanse there as well, so we’ll do both.

Man:	Just applying a little bit of Murphy’s Law as far as the transition and integration are concerned. What are the issues that you see are possible as stumbling blocks and the timeframe of what’s involved in an integration despite the advantages physically and otherwise?

Brian Hutchison:	Well first of all we have to go through the hurdles and you can never predict what hurdles you’re going to run into at the regulatories as far as getting this approved.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

So that’s where our focus is today. Once we get closer to this, we’ll start forming an integration team and really get working on it. We certainly have ideas about how this goes.

But in terms of hurdles, I really don’t - at this time I don’t see any significant hurdles in front of us that are going to get in the way of us doing this. I’ve got lots of experience in my old (Stryker) days of doing this exact kind of work and I know what to look for.

And we’re already starting to look. So I don’t see any significant issues that are going to jump at us. Certainly on the marketing and sales side, Guy has got his hands full really getting out there and getting the message out, and making sure everybody’s not just comfortable but directed for growth because when you’re trying to grow as fast as we are, that creates a lot of opportunities and friction, and things like that.

Man:	Guy, could you just describe your role in a little more detail in terms of your head of sales on the international division? Where are you based? What are you doing?

And, you know, you do have your background with Zimmer. You were (head) of the sales force there and what is - how are you involved in also in terms of strategic directions for the company?

Guy Mayer:	Yeah. Actually somebody asked me the question earlier saying so are you retiring, you know? Well the answer is no and to give comfort I said I just bought a house in Florida, in Gainesville this summer, while we were talking.

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

So I’m - you know, I’m absolutely committed to, you know, this new company going forward. You know, we’ve got a lot of things to talk about as - Brian and I as we go forward.

The discussion to date, you know, have been, you know, let’s look at each other’s, you know, strength and background. And certainly I grew up on the sales and marketing side and the sales and marketing strategy side.

So we started talking about, you know, I’ll head up, you know, sales and marketing on a worldwide basis. The direct sales force, you know, in the US in sports medicine is under (Roger Rose).

And they have tremendous momentum and I don’t think they need any distraction from me. So that will not report to me as we go forward. You know, so that’s a good business.

But the sales and marketing worldwide - so I’ll be working, you know, with Brian on that, on the strategy of the sales and marketing side, as well as the international operation will report to me.

Brian Hutchison:	And he does have tremendous experience there. He lived overseas for quite a bit of his career. So that combination really does work and works well. And it’ll work fine.

He’s also on the Board of Directors. I wouldn’t lose focus on that. Our Boards are active. Pretty good.

Man:	(Unintelligible) know (unintelligible) thing that you coverage?

REGENERATION TECHNOLOGIES, INC.

Moderator: Brian Hutchison

11-14-07/11:00 am CT

Confirmation # 5954489

Guy Mayer:	Well, you know, I think that, you know, the biggest cross-selling opportunity is probably on the spine side. You know, and we were talking about earlier - we were, you know, developing products for the next two or three years and some of these products may already exist, you know.

So we can do that. Internationally, you know, taking the existing, you know, portfolio and putting that through our international market. That’s obvious opportunity.

We have great partners, you know, on all fronts and it’s really leveraging those partners now with better tissue sourcing. You know, I imagine that, you know, my conversations with our distribution partners, you know, that we have today is going to be nothing but positive as I think that, you know, it’s good for them that we all win with this combination.

Brian Hutchison:	Any other questions? If not, we’ll let everybody get back to the conference. Once again, (Shawn), thanks a lot for letting us interrupt your conference. And great. Take care, thank you.

END